INVEST IN **JUPITER (YC S19)**

Using AI to turn digital recipe inspiration into shopping action for 80M shoppers



jupiter.co San Francisco, CA

Highlights

1. $2.4M in advertising revenue run rate (up 100% YoY) & $280K grocery GMV run rate (up 100% MoM)
2. Backed by Y Combinator & VCs including Khosla Ventures & NFX (Instacart, Impossible Foods, DoorDash)
3. Angels include unicorn founders Evan Moore (DoorDash), Brad Bao (Lime) & Michael Seibel (Twitch)
4. $1.6M+ earned by 275 Jupiter food publishers with 180M+ followers across TikTok & Instagram
5. 45+ contracts with America's most-loved food brands including Simple Mills, Kerrygold & Vital Farms
6. Led by 3 physicists and engineer co-founders from Stanford University
7. On high-velocity path to $125M Gross Revenue in 3 years (not guaranteed)
8. Unlocking the $830B grocery industry, where online is growing at a 21%+ CAGR

Featured Investors



NFX
Notable Investor

Follow

Invested $2,900,000 ⓘ

NFX is a venture capital firm based in San Fransisco, CA. that was founded by James Currier, Gigi Levy-Weiss, and Pete Flint who built 10 companies with more than $10 Billion in exits. NFX has backed companies like DoorDash, Mammoth Biosciences, Lyft etc.
nfx.com

Pete Flint, General Partner

"As a serial entrepreneur who built Trulia from 0 to a $3.5B merger with Zillow and lastminute.com into a $1B acquisition by Travelocity/Sabre Holdings, I know what it takes to build a tech company. I am happy to place my support behind Chad and the Jupiter team as lead investor of this community round. At NFX, we are investing in Jupiter's vision to transform the grocery shopping experience. With Jupiter, the 150M+ Americans who get recipe inspiration from TikTok, Reels, and YouTube can now use quick-link shoppable recipes to have groceries delivered effortlessly. Additionally, over 200K recipe publishers can now tap into a massive $846B grocery market, all while collectively creating a verticalized food ads network. Jupiter's dual revenue model - grocery commissions and food brand ad revenue - positions the company to become the foodtech leader consumers love. What convinced me to lead this round is the impressive traction Jupiter has delivered, from a strategic partnership with Instacart to ad deals with Simple Mills and Kerrygold. Jupiter is cash-flow positive and we expect the Jupiter team to carry this strong momentum into 2025."



Other investors include <u>Michael Seibel</u> Notable , <u>Y Combinator</u> Notable , <u>Khosla Ventures</u>, <u>Brad Bao</u>

Our Team



Chad Munroe Co-founder & CEO

Engineering ace. Former product at SpaceX, Pratt & Whitney, Sikorsky Helicopter, & United Technologies. Spearheaded $3M+ implementation of 100+ F-35 jet-engine factory in Japan. ASU Physics BS + Astronomy BS. Data Science MS. Stanford University MBA



Anuraag Nallapati Co-founder & COO

Growth architect. Former Head of Business Analytics at Ecom Express, India's leading logistics company with 2M shipments per day. Co-led company's fastest sprint ever covering 250M+ people in 25 days. IIT Chemical Engineering MS. Stanford University MBA



Srishti Sundram Co-founder & Chief Customer



Officer

Marketplace innovator and sales guru. US patent holder for low-cost portable baby warmer helping 700,000 infants. Supply chain at Tesla. Indian Institute of Engineering BA. Stanford University Environmental Studies MS. Stanford University MBA



Maciej Zubala   Senior Software Engineer

Backend powerhouse. Former Lead Engineer at Allegro, growing delivery program from 0 to 5 million users. Leads Jupiter's backend infrastructure and integration efforts with grocers nationwide. Maria Curie University Computer Science MS



Sandro Maglione   Senior Software Engineer

Mobile UI expert. User journeys and mobile development. 13+ years experience, creator of 4 popular coding courses and 6 open-source libraries. Politecnico di Milano Computer Engineering BA. University of Illinois Urbana-Champaign Computer Science MS



Brianna Carter   Growth Marketing Manager

Creator whisperer. Grew Jupiter's network followers from 0 to 180M+. Prior Head of Operations at Stanford founded MylaBox, leading 20% MoM growth for $200k+ GMV in global e-commerce. University of Technology (Jamaica) Finance & Marketing BA



Sarthak Arora   Data Scientist

Data-driven decision maker. Prior Analytics Lead for Paisabazaar, Indian private credit market leader with $600M+ in annual loans, implemented risk policies contributing to 60% revenue boost and 80% customer expansion. University of Delhi Statistics BA

Pitch

Why Jupiter?

Jupiter is on a mission to make it ridiculously easy to get your meals on the table. For the 80M shoppers who use recipes from publishers to build grocery shopping lists, Jupiter is turning digital recipe inspiration into grocery action.

Hello shoppable recipes! With Jupiter's proprietary AI-powered platform, recipe publishers now offer their followers the ability to shop for recipe ingredients - in just a few clicks!

Backed by Y Combinator, Khosla Ventures, and NFX - the investors behind Instacart, Impossible Foods and DoorDash - Jupiter is connecting consumers, food publishers, and grocery

brands like never before, helping food publishers unlock the $250B online opportunity in the $830B grocery market.

Over 80M shoppers use recipes from publishers to create shopping lists via old-school print-outs or note taking apps



Whether on Instagram or TikTok, more than 80M shoppers today find inspiration for what to cook online from recipe publishers - long gone are the days with cookbooks on a shelf!

Unfortunately, the way we build grocery shopping lists for these recipes is hopelessly outdated – shoppers are still using old-school printouts, texts, or note taking apps! No one has solved this because recipe content is fragmented everywhere on the internet — across blogs, Instagram, and TikTok.


Before Jupiter
Hours writing shopping lists
High Protein Meal
80M Americans find cooking inspiration online!
And hours going to the store!

The problem? Recipes are not shoppable! They don't include instant purchase links. And when consumers do head to the grocery store with diligent lists, recipe authors don't get the credit, nor the profits they deserve.


TikTok
facebook
RSS
Instagram
substack
People watch millions of hours of food content
Social Media + Blogs
Shopping Intent
Kick-Back
80M shoppers purchase groceries based on online recipes[1]
Tiny pay-out to food publishers compared to the shopping intent they create
[1] Source: Nielsen Report

At the same time food brands spend billions on dinosaur marketing initiatives, like in-store placements and magazine ads, missing the chance to catch people's attention when they are most inspired to buy - when they are drooling over TikToks and reels!

It's a missed opportunity and disconnected journey for hungry people, recipe creators and food brands alike.

The only way to radically transform the experience for shoppers is to aggregate all recipe publishers and use AI to convert their content platforms into commerce experiences. If you do this, 80M+ shoppers are yours for the taking!

Turning inspiration into shopping action with an AI-platform powering recipe-driven grocery stores


After Jupiter
...and straight from recipe to shopping!
Americans go straight from inspiration to recipe...
And have ingredients delivered right to their door!
Jupiter

We make it easy for recipe publishers to own and operate their own online stores, by connecting them to digital grocers, like Instacart, who pack and ship items to your door. Imagine finding the most delicious recipe you have ever seen and with the press of a button grocery list items are shipped directly to your doorstep - voila!

You can think of Jupiter as the Shopify for the $830B grocery market. Utilizing AI, we help publishers turn their recipes shoppable, so you can easily add the ingredients to your shopping cart. We help them partner with some of America's favorite food brands, so when you shop for a recipe, hallmark brands are suggested to you. And we help attribute the sales publishers generate, so when you shop, they get paid their fair share!


Our AI-powered platform helps food publishers in three powerful ways
1 AI automates the full grocery list
Creator just creates!
2 Instant commerce check-out w/ Instacart
Instant shop link when watching video
3 Brands pay to have their products featured at check-out
THE ORANGE CHICKEN ROAST
View Shop
Half Baked Harvest's Recipe Shop
Orange chicken roast
Shop ingredients

Brand marketers also love our platform because Jupiter gives them clear, measurable results on their advertising spend and gets them in front of people at the time they feel most inspired to cook - when they are drooling over recipes!


Why food brands love us
Big brand value by associating their products with top influencers
Reach audience at the point they feel most inspired to shop
A marketing channel with clear sales attribution

This is a big market opportunity, because today food brands are spending $10B+ on dinosaur in-store grocery promotions and magazine ads. These dollars are quickly moving online, and we're in a strategic spot to capture our share, because we give marketers a direct link between advertising spend and sales.

Two growing revenue streams in two growing markets



We receive a fee on every transaction

35% fee on advertising spend

$4.8M projected revenue (Q4 2025)

10-20% fee on shopping basket

Jupiter makes money in two ways: (1) brand advertising and (2) a grocery shopping commerce commission. We generate revenue by charging food brands fees whenever they advertise, and we receive a 10-20% share of the gross basket price whenever consumers purchase a shoppable recipe.

We're proud to have launched a strategic partnership with Instacart, making the commerce side of our business frictionless. Our business is highly scalable since we hold no inventory and because large parts of our onboarding for brands and publishers are self-service. As we grow, we expect to expand margins by securing still more favorable deals with online grocers and food brands. Our system is flexible & modular, so in the future, we could add additional commerce partners like UberEats & DoorDash, increasing the shopper experience further.

By 2025, we project revenue-share from commerce to constitute 40% of our revenue, as expanded volume allows us to obtain even more favorable revenue-share agreements.

Publishers on Jupiter are earning millions, brands are spending more, and we expect to double our revenue again to $2.4M

Food publishers on our platform are earning real money, and brands are seeing real results - and it's showing in our numbers! Since last year, we've helped our recipe publishers earn $1.6M+ and our food brands reach hundreds of millions of potential shoppers.

Food Publishers are earning big on our

$1.2M+

...earning big on our platform



$35k+
2022

$605k+
2023

2024 YTD

Our partnership with Instacart, launched only last month, is already driving annualized GMV of $236k, and growing monthly 100%+. Plus, the number of brands we work with has grown year-over-year by 245%.



+35 more amazing brands!

La Tourangelle's story clearly demonstrates how we are already delivering impactful results for brands and why they are increasingly choosing to spend their advertising dollars on Jupiter.



Brands like [La Tourangelle] are seeing big impact working with us

140m+
Impressions

545%
Account Expansion

Up to **3×**
Cheaper CPM

Building on our base of happy customers, we've grown a strong business that is on track to double revenue again this year, paving our path to a $125M+ revenue business.

Forward-looking projections are not guaranteed.

We are the leading partner for top publishers and America's favorite food brands

@crowded_kitchen   @zachchoi   @themodernnonna



1.9M Followers	12.2M Followers	1.8M Followers
@jenneatsgoood 1.5M Followers	@fooddolls 1.5M Followers	@carolinagelen 1.3M Followers
@halfbakedharvest 5.5M Followers	@kalejunkie 2M Followers	@cameronreidhamilton 2M Followers

We work with some of the largest food publishers in the world - and we're proud to have premier brands like Haven's Kitchen, La Tourangelle, and Kerrygold put their faith in us!



Ashly Brook
Content Creator   Haven's Kitchen



Jupiter has saved our team so much time by managing our influencer partnerships and reporting metrics. Additionally their creator selection is of very high quality, very substantial engagement and average follower count of 300K!



Paulina Boonman
Brand Manager   La Tourangelle



I appreciate that Jupiter makes it convenient and affordable for us to work with top food content creators.



Kylie Anderson
Consumer Marketing   Kerry Gold



I recently started working with the Jupiter team and have had a great experience overall! (...) I'd highly recommend working with them!

Our YC-backed team is led by savvy founders who met at Stanford University



Chad Munroe
Co-founder & CEO



Anuraag Nallapati
Co-founder & COO



Srishti Sundaram
Co-founder & CCO



Samantha Ealy
Chief of Staff



Brianna Carter
Growth & Marketing Manager



Maciej Zubala
Senior Software Eng.



Sandro Maglione
Senior Software Eng.



Sarthak Arora
Data Scientist



Our leadership team brings together world-class expertise in engineering, technology, product development, and operations from some of the most innovative companies and institutions in the world, setting us up to win the big market ahead of us.

We're tapping into the $830B grocery market as it moves online

We have a solution our customers love, a strong team, and we're facing a big opportunity. And when we say big, we mean BIG:

Big and growing market opportunity



$250B
Online Grocery Market[2]

$250B
Online Grocery Market

$6B
Online Advertising[3]

$2B[4]
TAM
Online Food Advertising

$25B[5]
TAM
Delivery Commissions

= $27B
+21% CAGR

[1] Ibis: Supermarkets & Grocery Stores in the US, report
[2] CapitalOne: Online Grocery Shopping Statistics (2024)
[3] Estimate based on Instacart advertising revenue
[4] 35% of Advertising Spend
[5] 10% of Grocery Volume

Forward-looking projections are not guaranteed.

The grocery industry is valued at $830B and undergoing rapid digital transformation. As consumers shift their spending online, the $250B online grocery delivery market is growing at a rapid 21% CAGR.

From this $250B market, we're uniquely positioned to capture part of a $27B combined market opportunity; $25B in online grocery demand generation and a $2B opportunity from online food brand advertising. The segments are growing rapidly and there is no clear market leader - until now.

We're capital efficient and growing rapidly, aiming for $125M in annual revenue by 2027



$125M
Revenue
485 Brands
4850 Creators

$3.8M CPG
Acquisition
Spend

$48M
Revenue
218 Brands
2180 Creators


$20.5M
Revenue
53 Brands
530 Creators
$880K CPG
Acquisition
Spend
$12.8M
Creator
Payments
$10.2M
Fixed Costs
$880K CPG
Acquisition
Spend
$29.6M
Creator
Payments
$23.8M
Fixed Costs
$75.8M
Creator
Payments
$60.8M
Fixed Costs
2025
2026
2027

Forward-looking projections are not guaranteed.

Because we earn back our customer acquisition cost in less than two months (CAC payback), our business can quickly reinvest in growth, which gives us high capital efficiency. We earn more than 8 times what we spend on acquiring new brands (LTV:CAC), contributing to profitable unit economics and, as a bonus, capital for continued expansion.

We expect to generate $2.2M in 2024 with a network of 330 publishers (not guaranteed). With over 200,000 potential publishers in the market, there's significant room for growth, both in expanding our existing network and with each individual publisher. By 2028, we project that two-thirds of our revenue will come from kick-back on grocery commerce, and the remainder from our advertising business.

The Jupiter flywheel drives advertising dollars & commerce velocity

By onboarding more publishers and brands, we're building sustainable network effects to drive advertising dollars and commerce velocity.


Our flywheel accelerates
Higher Commission Rate
Brands
Sales
Publishers



Growth
Traffic
Recipes

As we grow our audience of recipe publishers, our shoppable recipes expands, which in turn increase traffic to our storess consumer visibility, driving more sales both in advertising and grocery commerce.driving more traffic and more publishers to our platform.

As the network grows, we're able to attract more brands, and improveing the commercial terms we're able to secure on advertising deals and increase the commerce commission we receive from online grocers like Instacart.

This is how we solidify our competitive moat.

We're operating in an industry trading at attractive multiples

Several decacorns (companies worth $10B+) have already been built in the online commerce space and with the growth we're seeing in the digital grocery industry, there's a compelling reason to believe that there are more being built right now. Hint hint.



shopify
E-commerce platform
$108B
Market Cap
14x
Price-Sales¹
ibotta
Cash-back grocery shopping
$2B
Market Cap
5.75x
Price-Sales
DOORDASH
Last-mile food delivery
$62B
Market Cap
6.3x
Price-Sales

[1]Market Cap $BN / Annual Sales Revenue

We're aiming to build an enduring company and taking Jupiter public is one viable route. With little overhead and a highly scalable business, our commercial setup as a software company enabling sales is fairly comparable to Shopify. If we are able to deliver on our growth plans and achieve a similar multiple (14X price-sales), we could be in reach of unicorn status by the end of 2027.



We make getting dinner on the table as magical as getting inspiration—invest in Jupiter today



We're reimagining how people shop for groceries, how food publishers earn revenue, and how brands connect with consumers. We're excited to invite you to invest alongside our lead investor Pete Flint, two-time unicorn founder and General Partner of NFX.

By investing now, you get a rare early opportunity to invest alongside Y Combinator, Khosla Ventures and NFX, and hopefully grow your investment as we grow. Don't miss your chance to join us on this journey, and to build the future of grocery shopping.







rabbitandwolves • Follow
Paid partnership

Mighty Sesame
myvegankitchenlife — follow
Squeezable Tahini

View shop